The Andina Group, Inc.

179 South 1950 East

Layton, UT 84040

February 23, 2009

Attn: Larry Spirgel

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington DC, 20549

RE:

Comment Letter dated November 7, 2008

The Andina Group, Inc.

Amendment No. 3 to Form S-1, filed October 31, 2008

File No. 333-148967

Dear Mr. Spirgel

Thank you for your timely review.  We have reviewed your comments and have the following responses.  We have also revised our S-1 Amendment 4, in response to your comments which we have submitted via EDGAR in redline format as required.  For your convenience we are forwarding both redlined and non-redlined copies to your office.

General

1.

We note your response to comment one from our Letter dated October 3, 2008 that you have revised the prospectus to fix the price of the offering for the duration of the offering at $1.00 per share. Please remove any disclosure throughout your prospectus that is inconsistent with this plan of distribution, such as the disclosure in your Plan of Distribution section that indicates that selling shareholders may sell their shares at market or negotiated prices, which may be changed.

RESPONSE: We removed the language regarding “market or negotiated prices” in the Plan of Distribution and throughout the registration statement

2.

We have considered your response to comment two from out letter dated October 3, 2008 regarding the status of selling shareholders as underwriters. Please provide further analysis in your response letter as to why the entire offering is not an indirect primary offering by the company such that all selling shareholders should be named as underwriters. We note the chart supplied with your response, but it simply repeats information already contained in your registration statement. Please provide an analysis which addresses the length of time the shares have been held by each selling shareholder, the consideration paid for the shares, and the percentage that the shares being offered represent of your outstanding shares held by non-affiliates. Focus in particular on the shares being offered by Messrs. Burke Green and by the five individuals who purchased a significant number of shares from Mr. Green in November 2007 for nominal consideration. Also address the relationships between the selling shareholders and their affiliates, including their participation together in other transactions and offerings, such as the similar selling shareholder offering by Noble Quests, Inc. (file no. 333-138479) and the subsequent transactions leading to a reverse acquisition.

Mr. Larry Spirgel

February 23, 2009

RESPONSE: We do not believe that this is primary offering due to the fact that none of the proceeds from the sale of the Selling Shareholders’ stock will be received by the Company. Each Selling Shareholder is selling for his or her own account and has agreed to accept $1 per share for the duration of the offering.

We believe that the only affiliates of the Issuer are its sole officer and director, his wife and minor children and have identified such persons as underwriters and have further indicated none of such affiliates may utilize Rule 144. As to the balance of the thirty nine shareholders (excluding officers and directors) none of such persons owns in excess of 4% of all outstanding shares and thirty four of such persons each own less than 1% of all outstanding shares.

Accordingly, none of such thirty nine shareholders have any control whatsoever over the Company and are not affiliates as defined by Rule 501(b) of the Securities Act Rules. Further, none of the sellers are in the business of underwriting securities nor are such sellers acting as a conduit for the Company.

The chart that was supplied with our previous response was an attempt to visually show the length of time held and consideration given for his or her shares by each selling shareholder as per your request. In summary, 4,000 shares were sold for $2,000 in 2004; 80,000 shares were sold for $66,000 in 2005; 27,500 shares were sold for $27,500 in 2006; 4,000 shares were gifted in 2006; and 1,028,800 shares were sold for $44,740 in 2007. Of the shares that were sold: 31 transactions were at $1 per share; 2 transactions were at $.50 per share; 1 transaction was at $.10 per share; 5 transactions were at $.01 per share; and 3 transactions were at $0.  All of the shares being offered have been held at least one year. 100% of the shares held by non-affiliates are being offered in this registration statement.

The shares that were purchased from Mr. Green by five individuals for nominal consideration in November 2007 were sold to friends, business associates and relatives of Mr. Green because those were the persons that he felt would be willing to make a nominal investment for shares in a company with limited operating history or revenues. Neither these individuals, nor any of the other Selling Shareholders are selling on behalf of Mr. Green or the Company, but only in an attempt to be compensated for the risk they took in investing in a company with marginal operating history.

With regard to any relationship among and between our Selling Shareholders and affiliates of the Company, as previously stated each non-affiliate Selling Shareholder sells for his or her own account and no one else. Any relationship between the Selling Shareholders of our Company and those of Noble Quests, Inc. are coincidental as one company has nothing to do with the other. In comparing the two Selling Shareholders’ Lists there are only two common shareholders, John Chris Kirch and David Miles Oman. We do not believe that this occurrence implies that we are or will follow the same path as Noble Quests leading to a reverse acquisition. We have stated before and will state again, we are not contemplating a reverse acquisition or merger of any kind.

Prospectus Summary, page 3

3.

We note your response to comment five from our letter dated October 3, 2008, you disclosed the percentage of the shares being offered that the shares being offered by non-affiliates represents. As requested in our prior comment, disclose the percentile that results from dividing the total number of shares being offered by the current number outstanding shares held by non-affiliates.

RESPONSE:  We have revised our discussion to disclose that “. . . [n]on–affiliates are offering 100% of their shares which constitutes 18.62% of our total issued and outstanding shares and 53.29% of the shares being offered.

Mr. Larry Spirgel

February 23, 2009

Risk Factors, page 5

4.

We note the disclosure on page 29 that the Andina Group again had only one client for the quarter ended September 30, 2008. Please update the disclosure throughout your prospectus to reflect such fact, including, but not limited to the risk factors on pages five and eight, and the sections entitled “Principal Services” and “Dependence on one or a few major customers” on pages 22 and 23, respectively.

RESPONSE:

 During the last quarter we increased our clientele such that we no longer have only one client. The prospectus has been updated throughout to reflect the Company’s current status.

Shares Eligible for Future Sale, page 19

5.

Please revise to remove the discussion of Rule 144 as in effect prior to February 15, 2008.

RESPONSE:  We have removed any discussion regarding Rule 144 as in effect prior to February 15, 2008 and revised the remaining discussion as appropriate.

Management’s Discussion & Analysis of Financial Condition, page 24

Our Plan for Operation for the Next Year, page 29

6.

We note your disclosure on page 29 that you have only $150 in cash as of September 30, 2008, your current estimated burn rate is approximately $6,000 to $8,000 per month, and you generated a net loss of $5,439 during the quarter ended September 30, 2008. Update your disclosure to provide specific and meaningful disclosure of your immediate need for cash to fund operations; management’s specific, viable plans that are intended to address your deteriorating financial condition; management’s assessment of the likelihood that such plans can be effectively implemented; and the company’s ability or inability to generate sufficient cash to support its operations during the twelve month period following the date of the most recent balance sheet presented.

RESPONSE: We have revised the Plan of Operation to better address our deteriorating financial condition.

We have amended our registration statement in response to your comments.  We have also updated disclosures as necessary. We are providing you with marked copies by overnight mail to expedite your review, which will include a copy of this correspondence. Please fax any additional questions or comments to our attorney, Justeene Blankenship at 801-274-1099

Sincerely:

/s/ Burke Green

Burke Green

President